Exhibit 99.1

Phoenix New Media Announces Further Update on the

Proposed Sale of Investment in Yidian

BEIJING, [            ], 2019 –Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced further update on its proposed sale of 34% of the total outstanding shares of Particle Inc. (“Particle” or “Yidian”) to Run Liang Tai and its designated entities (the “Proposed Buyers”) (the “Proposed Transaction”).

As previously announced by the Company, the Company entered into a share purchase agreement (the “SPA”) with the Proposed Buyers on March 22, 2019 for the Proposed Transaction, and entered into a supplemental agreement (the “Supplemental Agreement”) to the SPA on July 23, 2019. The Supplemental Agreement is subject to approval by the shareholders of the Company’s parent company, Phoenix Media Investment (Holdings) Limited (HK: 2008), a company listed on The Stock Exchange of Hong Kong (“Phoenix TV”), and may also be terminated if Particle’s other shareholders do not waive their rights under Particle’s existing shareholders agreement (the “Shareholders Agreement”) with respect to the transactions contemplated by the Supplemental Agreement.

After the Company executed the Supplemental Agreement, two shareholders of Particle, Long De Cheng Zhang Culture Communication (Tianjin) Co., Ltd. and Long De Holdings (Hong Kong) Co., Limited (collectively, the “Long De Entities”) notified the Company that they intend to exercise their co-sale rights under the Shareholders Agreement with respect to 16 million shares of Particle for a total selling price of approximately RMB240 million while reserving their rights to co-sell more shares up to the maximum amount allowed under the Shareholders Agreement or fewer shares if they can find other buyers for their shares.

Based on discussion with its legal advisers, the Company is of the view that the notice by which Long De Entities purported to exercise their co-sale right does not constitute a valid notice under the terms of the Shareholders Agreement , and thus the co-sale rights should not be considered as properly exercised within the exercise period specified in the Shareholders Agreement. However, the Long De Entities continued to assert their co-sale right. While the Company is still discussing with the Long De Entities for an amicable resolution, the Company cannot assure you that this dispute will be resolved in the Company’s favor.

If the Long De Entities are able to validly exercise their co-sale rights, the Company may have to reduce the Particle shares that it can sell in the Proposed Transaction if it decides to proceed with the transaction, and the proceeds to the Company from the transaction will be reduced accordingly. Alternatively, the Company may decide to terminate the Supplemental Agreement and reverse all transactions occurred under the Supplemental Agreement, which will include return to the Proposed Buyers of installment payments already made by the Proposed Buyers under the Supplemental Agreement in the aggregate amount of US$100 million. In such case, the Company may have to resume its dispute with the Proposed Buyers under the original SPA as announced by the Company in its press release dated June 28, 2019.

Notwithstanding the disputes, the Company understands that Phoenix TV plans to submit the Supplemental Agreement to its shareholders for approval. If Phoenix TV’s shareholders approve the Supplemental Agreement notwithstanding the disputes, the Proposed Buyers should pay the Company a further cash deposit of US$50 million under the Supplemental Agreement. There can be no assurance that Phoenix TV’s shareholders will approve the Supplemental Agreement. Even if Phoenix TV’s shareholders approve the Supplemental Agreement, there can be no assurance that the Company’s disputes with the Long De Entities, or with the Proposed Buyers under the original SPA will be resolved in the Company’s favor. There can be no assurance that the Proposed Transaction will ever be closed.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is a leading new media company providing premium content on an integrated Internet platform, including PC and mobile, in China. Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet through their PCs and mobile devices. Phoenix New Media’s platform includes its PC channel, consisting of ifeng.com website, which comprises interest-based verticals and interactive services; its mobile channel, consisting of mobile news applications, mobile video application, digital reading applications and mobile Internet website; and its operations with the telecom operators that provides mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Qing Liu

Email: investorrelations@ifeng.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com